                                                                    Exhibit 12.1


                             APACHE CORPORATION
       STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES


                                              Nine Months Ended
                                                September 30,                               Year Ended December 31,
                                           -----------------------    -------------------------------------------------------------
            (IN THOUSANDS)                     1996        1995          1995         1994        1993         1992          1991
-----------------------------------------  ----------   ----------    ----------   ----------  ----------   ----------   ----------
EARNINGS
--------

  Pretax income (loss) from continuing
     operations (1)                        $116,029       $19,771     $33,143      $66,234     $62,067      ($5,759)    ($57,482)

  Add:  Fixed charges excluding
     capitalized interest                     49,465       60,203      77,220       39,008      34,355       43,603       41,889
                                          ----------   ----------  ----------   ----------  ----------   ----------   ----------

Adjusted earnings                           $165,494      $79,974    $110,363     $105,242     $96,422      $37,844     ($15,593)
                                           =========   ==========  ==========   ==========  ==========   ==========   ==========

FIXED CHARGES
-------------
  Interest expense including capitalized
     interest (2)                           $ 64,758      $67,333     $88,057      $37,838     $34,205      $45,731      $48,117
  Amortization of debt expense                 3,515        3,491       4,665        3,987       3,896        3,888        2,052
  Interest component of lease rental
     expenditures  (3)                         2,896        2,632       3,539        3,217       2,533        2,980        2,373
                                          ----------   ----------  ----------   ----------  ----------   ----------   ----------

                                            $ 71,169      $73,456     $96,261      $45,042     $40,634      $52,599      $52,542
                                           =========   ==========  ==========   ==========  ==========   ==========    ==========

Ratio of earnings to fixed charges              2.33         1.09        1.15         2.34        2.37         0.72(4)      --  (4)
                                           =========   ==========  ==========   ==========  ==========   ==========   ==========


(1)  Undistributed income of less-than-50% owned affiliates is excluded.

(2) Apache has guaranteed and is contingently liable for certain debt. This debt, primarily associated with partnership operations, totaled $2.2 million at September 30, 1996. The weighted average interest rate was 6.2% at September 30, 1996. Fixed charges, relating to debt for which Apache is contingently liable, have not been included in the fixed charges for any of the periods shown above, based on the financial position of the partnerships and their ability to service the debt.

(3) Represents the portion of rental expense assumed to be attributable to interest factors of related rental obligations determined at interest rates appropriate for the period during which the rental obligations were incurred. Approximately 32% to 34% applies for all periods presented.

(4) Earnings were inadequate to cover fixed charges by $68.1 million for 1991 and by $14.8 million for 1992 due to write downs of the carrying value of the U.S. and Canadian oil and gas properties of DEK Energy Company ("DEKALB"), formerly known as DEKALB Energy Company, and losses incurred on the divestiture of DEKALB's U.S. oil and gas properties.